Filed by Expedia, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14d-2

of the Securities Exchange Act of 1934, as amended

Subject Company: HomeAway, Inc.

(Commission File No. 001-35215)

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CORPORATE PARTICIPANTS

Mark Okerstrom Expedia, Inc. - CFO & EVP Operations

CONFERENCE CALL PARTICIPANTS

Mark Mahaney RBC Capital - Head of Internet Research

PRESENTATION

Mark Mahaney - RBC Capital - Head of Internet Research

I’m Mark Mahaney, Head of Internet Research here at RBC. And if somebody can close the door? Thank you. We’ve got Mark Okerstrom, the CFO of Expedia. Since last year, the stock is up 52% from this day last year. So whatever you said last year was pretty influential. You’ve been extremely busy in the last couple of months and I don’t want to dive into the weeds.

So I’d like you to start off with the forest in a minute or two, what should we think about Expedia today, what do investors need to know about Expedia today? And thanks for being here fellow Canadian.

Mark Okerstrom - Expedia, Inc. - CFO & EVP Operations

Yes. Great to be here. You know, listen, I think Expedia has got a nice long runway ahead of us. I think we’ve been talking a lot about the fact that this is an absolutely massive industry. It is $1.3 trillion industry and over the course of the last three to four years, we’ve really positioned ourselves in a unique spot. We’re in a unique spot in that we’ve got a core OTA business that’s on modern technology platforms that has real momentum.

Organic room night growth last quarter was about 28% year-over-year and this is on an extremely large business. That strength in that core business has allowed us to make some pretty interesting acquisitions, acquisitions like Travelocity, like Wotif, and most recently Orbitz and allowed us to actually take old legacy businesses with incredibly loyal brand traffic and actually put them on our modern technology platforms and that’s a booster for growth. I think you add to that trivago, which is one the world’s leading hotel metasearch sites, which continues to grow at very healthy rates; Egencia, the fifth largest corporate travel business in the world, which is growing at rates two to three times as fast as the larger competitors that are out there and you’ve got a pretty exciting story and there was one remaining, call it strategic gap, that was left and that was the alternative lodging space, something you used to call us out on all the time and although it’s still pending, we’re pretty excited about the HomeAway transaction that we recently announced.

Mark Mahaney - RBC Capital - Head of Internet Research

So you have done a lot of transactions and really in the last two years, you’ve been with the Company eight, nine years —

Mark Okerstrom - Expedia, Inc. - CFO & EVP Operations

Nine years.

Mark Mahaney - RBC Capital - Head of Internet Research

But the level of M&A activities really picked up, is there a particular reason for that? Is it that you wanted — is there something you were trying to set in place first before you did these acquisitions or were they just all opportunistically just happened to be there, you happened to be ready and they happened to be ready?

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Mark Okerstrom - Expedia, Inc. - CFO & EVP Operations

Well, I think, firstly, we wanted to make sure that the core business was strong. This is not a situation where we set out to do grand roll up. This is a situation where we built an incredibly powerful asset, which is modern technology platforms in brand Expedia, modern technology platforms in Hotels.com, and that opened up a huge opportunity for us to do transactions, which were revenue accretive and had huge cost synergies associated with them as well. So it’s a byproduct of organic strength combined with opportunity and that’s added up to the activity.

Mark Mahaney - RBC Capital - Head of Internet Research

Has your M&A competency improved over time, is it now easier to identify and extract synergies, revenue and cost synergies from the companies you acquire?

Mark Okerstrom - Expedia, Inc. - CFO & EVP Operations

Yes, I think our competencies have improved a few fold. I think one, we view the mergers and acquisitions team and that function within Expedia as a real competency. We’re absolutely able to screen and identify targets very quickly. We know most everyone in the industry. We know what they are up to and when we decide to go after an acquisition, we can move incredibly, incredibly quickly.

And secondly is our capabilities around integration have improved dramatically. When we were back in the day doing roll up around TripAdvisor, for example, we weren’t doing a lot of integration. It wasn’t really a core competency for us. But as we have done acquisitions like Travelocity, like Wotif and most recently, Orbitz, we’ve really developed some capabilities around integrating completely these businesses, both organizationally but also technologically.

Mark Mahaney - RBC Capital - Head of Internet Research

Of those three acquisitions you just mentioned, Travelocity, Wotif and Orbitz, the one that’s most material for you three years down the road?

Mark Okerstrom - Expedia, Inc. - CFO & EVP Operations

I think it’s going to be Orbitz. It’s a big scale business. It’s a business that was doing $12 billion in gross bookings, it was doing — I think this year, we’ve said on a run rate 135 and we think there are very meaningful synergies that we can add on top of that.

Mark Mahaney - RBC Capital - Head of Internet Research

Both revenue and cost?

Mark Okerstrom - Expedia, Inc. - CFO & EVP Operations

Yes, I think it will come from both. What we found is when we put these businesses on the new tech platform, you get significant conversion benefits and you get that from a combination of just the websites and the mobile applications are generally better, albeit Orbitz was actually pretty good. But also you get them from the fact that we just kept having industry-leading supply of more hotels than certainly Orbitz had, better airline and rental car inventory activities, et cetera. So, it will be revenue and cost.

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Mark Mahaney - RBC Capital - Head of Internet Research

The rationale behind the HomeAway acquisition, was this something that was kind of obvious from your perspective? Was it a matter of getting the right price, because you knew this asset really well, it’s no surprise.

Mark Okerstrom - Expedia, Inc. - CFO & EVP Operations

Yes, listen, we knew the asset very well. We have been slowly building up our own alternative lodging inventory. We got about 20,000 of our own vacation rental properties and we’ve been working with HomeAway for really the better part of the last two years.

To help understand, do our travelers like this product and the answer has been, yes, and I think you add that up with the fact that it’s an absolutely massive market, $100 billion. You look at the market that Airbnb has created, which is a new market, probably not included in that $100 billion to be honest and they’ve got real growth potential and you look at the uniqueness of the HomeAway asset and what the monetization opportunity they have ahead of them and what they need to get right and it all adds up to the fact that we think under Expedia ownership, this is something that could be very, very attractive for us and our shareholders, and we think we’re uniquely positioned to go after it.

Mark Mahaney - RBC Capital - Head of Internet Research

You mentioned Airbnb. Are they going to take everybody’s lunch?

Mark Okerstrom - Expedia, Inc. - CFO & EVP Operations

Well, listen, I think what we’ve found and we certainly saw this in our own industry, is that in these large markets, generally success is dictated by your own execution. Airbnb right now has attacked a largely urban market. The overlap between Airbnb and HomeAway is somewhere between 10% and 20%. HomeAway continues to add properties and I think our plan is really to improve the monetization of HomeAway in their existing base, turn them into a real customer-facing conversion-led business like we’ve done with Hotels.com, like we’ve done with brand Expedia, and then once we’ve got that tracked, absolutely the opportunities to go after the urban markets. So we think of Airbnb, that space, as more of an opportunity as opposed to a real threat and we know exactly what we need to do to go after it.

Mark Mahaney - RBC Capital - Head of Internet Research

Do you have the core competencies to go after that alternative accommodations market?

Mark Okerstrom - Expedia, Inc. - CFO & EVP Operations

Well, I think the combination of HomeAway and Expedia absolutely does. I think the alternative accomodations market is highly fragmented and its difficult business and the hardest problem to solve is generally on the supplier facing side. That’s a problem that HomeAway solved actually very well.

To better monetize the business, to better go after the Airbnb opportunity, you’ve got to actually turn your attention to the consumer and turn your attention to conversion, to retuning your business how we’ve tuned our OTA business, brand Expedia running 50 to 100 different versions of the website, right now testing for winners, we find the winners, we roll it out globally. These are muscles that HomeAway doesn’t actually quite have built up yet and they are muscles that we have very, very well developed and we think the combination of both of us will give us a huge amount of opportunity.

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Mark Mahaney - RBC Capital - Head of Internet Research

This next question is kind of broad, on the last earnings call, you made comments about how Airbnb actually may be helping you in certain markets, because it’s freeing up hotel inventory and therefore you get more. So I guess since you said it, that must be true. Second is, the impact of alternative accommodations on the traditional lodging business therefore is probably at the margin negative over time, which is fine by you because that’s not — you’re not a traditional lodging company. But third, then this is largely an incremental market?

Mark Okerstrom - Expedia, Inc. - CFO & EVP Operations

We view it right now anyways as being largely incremental. We don’t see any impact on our volumes from Airbnb. We have certainly seen is, as we mentioned in the call certain situations where it’s freed up availability for us. So, we’re down with the Hotwire team in San Francisco the other day, we were talking about Dreamforce, which is the Salesforce Conference, where San Francisco is always completely sold out. Hotwire who gets deeply distressed inventory would never have inventory during Dreamforce, this year they did. They had availability and that’s a catalyst for our business. Whether or not the hotel companies themselves are going to see a loss or a leakage to Airbnb, I wouldn’t be surprised if that’s going to be impacting them. Certainly RevPARs could be impacted and I think it is a headwind on the traditional lodging business.

Mark Mahaney - RBC Capital - Head of Internet Research

Let me switch and ask you about TripAdvisor, it’s an asset you know really well. It seems like they’ve been rolling out since their Instant Book product, some success, but more sound than success and you have been cautious about wanting to get involved with it. Priceline just joined. Does that change your thinking the calculus at all? What is it that would make Instant Book interesting to you and put it in the context of the other marketing channels you have?

Mark Okerstrom - Expedia, Inc. - CFO & EVP Operations

Yes, obviously a hot topic. When we’ve spoken about Instant Book, there are generally three issues of discussion that we talk about. One is that, we like the traditional metasearch CPC business. We like the business that they had. I think Priceline liked that business as well. Introducing a new channel, which is different than that, that potentially takes traffic away from that, wasn’t something that we were particularly interested in seeing happen. And the product wasn’t really getting much traction. They’re starting to get a little bit more traction now. And specifically now that Priceline is in, that’s a channel that we think has potentially some more legs to it.

The second issue and the third issue that we would speak about is really branding and economics. And if this was a channel that was going to exist, if we were to participate, it would have to be under the situation where we had heavy branding where we could play our playbook of acquiring new customers from a channel and turning them into loyal repeat customers that come back to us directly in the future and the Instant Book product that has existed so far hasn’t had those characteristics, and the economics have been particularly attractive. It looks like, at least sounds like, Priceline has struck a deal that solves both of those issues for them. And I think we’re going to watch with a careful eye and see what actually gets rolled out and we’ll assess our position once we see more.

Mark Mahaney - RBC Capital - Head of Internet Research

Any particular reason why you wouldn’t be able to get the same branding and economics they got?

Mark Okerstrom - Expedia, Inc. - CFO & EVP Operations

No, I think over the long term, I don’t think so.

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Mark Mahaney - RBC Capital - Head of Internet Research

On marketing, the biggest source of deleverage, I guess, in online travel companies has been online advertising and keep trying to figure out there any other sources, but I don’t think there are, I think it’s just two companies that are really competing very aggressively for Google search. And is this a permanent condition of the market, is there a point at which the ROIs and pricing and Google CPC search stabilizes?

Mark Okerstrom - Expedia, Inc. - CFO & EVP Operations

I don’t know if it’s forever. But I think we’re viewing it as something that we’re going to continue to drive for the foreseeable future. And I say drive as opposed to suffer, because we really do think we’re driving a lot of this. What drives sales and marketing deleverage for us is the fact that we continue to improve the conversion on our websites. That allows us for relatively constant efficiencies, to pay more to bid up in positions in Google to buy better placements in metasearch.

We’re in a position where we are not in position Number 1 everywhere in the world. So we actually have room to continue to move and ultimately, I think that does have an impact on moving the market. As we are paying more CPCs, everyone else is. But for us, it’s actually again, relatively constant efficiencies and that’s driving a mix shift into some of these variable channels that are growing very quickly and regardless of how efficient they are, they’ll never be as efficient as the other primary source of our traffic, which is direct type and app - it’s free.

And so you know when you see us deleverage on sales and marketing, generally it’s a sign of health. It’s a sign that the model is actually working. This model of rapid growth and new customer acquisition, converting them into loyal repeat customers, rinse and repeat, it’s working. Now there could be some situations where ultimately that trend could reverse itself. We are, for example, starting to see a real increase in the growth of that loyal repeat customers, and we’ve said a few times that the growth rates are starting to converge. And I think that is something that could ultimately alleviate a little of the sales and marketing deleverage pressure. I think to the extent that TripAdvisor were to roll out Instant Book globally and we didn’t participate, obviously, that would be a channel that we would no longer be spending in so there can be movements in it, but we think sales and marketing deleverage is going to be something we’re going to drive for the foreseeable future.

Mark Mahaney - RBC Capital - Head of Internet Research

You talked about driving up or improving conversion rates. Can you help us think about how much better your conversion rates could be, or how much progress you’ve made on that in the last year or two?

Mark Okerstrom - Expedia, Inc. - CFO & EVP Operations

Putting the last question first, we think there is tons of opportunity still ahead of us and we’ve made significant progress. If there were two travel websites that existed in the world, your conversion could theoretically be 50%. Ultimately, that is the full potential and we don’t think it’s ever going to get there, but what we’ve found is that we haven’t really found the bottom to the conversion vein. We continue to be running again 50 to 100 different versions of the Expedia website right now, around the same amount on Hotels.com, we continue to find winners and big winners and our win rate continues to be very strong, we’re rolling those features out globally and so conversion just continues to climb and then as we add more properties as well, that’s also a tailwind on conversion. And again, we’ve got a ton of runway in property acquisitions. So we think this is a story that can continue to bear fruit over a multi-year period.

Mark Mahaney - RBC Capital - Head of Internet Research

Okay. Let’s see. A while ago, I was worried about your strategy in alternative accommodations. You’ve got HomeAway. Now one of the biggest growth areas is this China outbound market and according to Priceline, it’s the largest source of traffic to hotels in North America and other parts of the world. I guess it’s not terribly surprising. And I worry about what you’ve done there. Now I know you improved your EBITDA, but I wonder about if you didn’t undermine your long-term growth, although maybe you had a weak hand with eLong. So help us think about, do you have a play on the growth in the China outbound market?

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Mark Okerstrom - Expedia, Inc. - CFO & EVP Operations

Well, we’ve got a few plays. One is we do have a partnership with Ctrip. One of the other anomalies in the travel industry is everyone’s doing business with everyone. We’ve got a partnership with Ctrip right alongside Priceline and we do have access to their outbound demand. We will be offering alot of wide variety of our travel products to those outbound travelers. We’re in the middle of an integration project right now with them. So that’s play number one, and we continue to have access to the eLong outbound traffic as well. Again, this was all part of that transaction that we announced in May of this year.

I would add to that the fact that we’ve got Hotels.com, Hotels.cn, which is in China. It’s a small business, but it’s growing very quickly. We have our own contracting sales force that’s there signing up hotels. We’ve got a big business in the Expedia Affiliate Network that is operating in China, and powering airlines and other OTAs with our inventory. And we’ve got brand Expedia in Hong Kong and Taiwan. And I would imagine that at some point over the course of a five-year period and maybe a lot sooner, you’re going to see brand Expedia in China as well.

So, we’ve got a lot of sticks in the fire. We wish that ultimately, we were one with Ctrip and they were part of the Expedia, Inc. family, but that’s not the case and so we’re doing our best in the market.

Mark Mahaney - RBC Capital - Head of Internet Research

And I’ll ask three other quick questions and we have a lot of people here, so I’m imagining there are some questions. Recently you announced last week that HomeAway was a going to implement consumer fees on this business and I thought oh, back in 2007, 2008 or something called convenience fees that were raised and it turned out to be really negative development for Expedia and I thought you’re doing what? I could just imagine the marketing that would go against that. So why do that?

Mark Okerstrom - Expedia, Inc. - CFO & EVP Operations

Well, I think there’s a few reasons. One is, when we look at the monetization of HomeAway and we compare that monetization to, not only the monetization of Airbnb or the monetization of Booking.com or TripAdvisor, we view it as very low. And rough numbers, HomeAway takes about 3% to 4% of transactions as revenue and if you look at Airbnb, let’s call it 10% to 12% and if you look at Booking.com, it’s 15%, but also, just if you look across the whole travel market generally, particularly in places where you have the fragmentation and there’s probably few places in the travel industry where there’s more fragmentation than there is in vacation rentals, particularly the by-owner segment. Intermediaries have generally garnered somewhere between 10% and 20% take rate.

The traveler fee for HomeAway is a first step in increasing their take rate. But importantly, it’s going to require a huge pivot towards the consumer. It’s going to change their business to one where conversion really matters. Conversion matters a lot more than the number of leads you deliver to a property. In fact, you’ve got to deliver bookings and with the travelers fee, it opens up the opportunity with that focus on conversion to actually drive into variable marketing channels, to buy keywords, to actually get placements on metasearch channels, for example.

So again this is a muscle that HomeAway doesn’t have yet. This is muscle that we absolutely have yet, and we’re going to really be very involved in helping them make this transition. And over the long term, whether it’s traveler fee or it is a supplier facing fee, it’s too early to say. The market standard right now is the traveler fee but I can imagine over time with our help, there will be lots of testing around traveler fees and supplier commission rates and I think ultimately what we do know is that there will be a take rate that is larger than HomeAway’s current take rate and what form it ultimately takes on long term, we’re not sure, but right now the standard is traveler fee and we’re pretty optimistic on our ability to drive this change with them.

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Mark Mahaney - RBC Capital - Head of Internet Research

I’ll just ask one last question then — margins, one of the bull arguments on Expedia is that there should be material margin expansion if you look at the comp that’s out there. The model here looks 17% EBITDA margin this year I think and last year it was I guess I think it was the same the year before that and maybe higher before that. So are you at mature margins or going out five years, can your margins go up materially and why?

Mark Okerstrom - Expedia, Inc. - CFO & EVP Operations

Well, I think they can, it’s a question of do we want them to. Our model is pretty simple mathematical model, which is we keep our fixed costs growing at a reasonable rate but slower than our variable profit and what that means is that we’re really driving to bottom line growth, adjusted EBITDA, free cash flow, adjusted EPS growth and we’re much less focused on adjusted EBITDA margins.

The difference between expansion in our margins or contraction in our margins is generally our sales and marketing spend and as I said, we continue to want to drive sales and marketing aggressively and the day that you see our EBITDA margins expand, it will likely be because we have actually matured in our penetration of a ton of international markets and we’ve actually found the bottom of a number of these marketing channels that we’re pushing more aggressively into, but it’s not our plan to do it. It may happen in the future absolutely and it’ll be sales and marketing that actually drives the leverage.

Mark Mahaney - RBC Capital - Head of Internet Research

Okay. Any questions from the audience?

Mark Okerstrom - Expedia, Inc. - CFO & EVP Operations

I think we have a lot of Expedia experts here. I recognize some.

QUESTIONS AND ANSWERS

Unidentified Participant

(inaudible - microphone inaccessible)

Mark Okerstrom - Expedia, Inc. - CFO & EVP Operations

So the question is around EBITDA growth. I think you said, it was going to be growing pretty significantly and the question is free cash flow going to grow in line with it. We’re not going to guide to that level. What I’ll tell you is that generally this has been a business where adjusted EBITDA has had a great flow through to free cash flow. You know a number of reasons for that, one of them is nice growth in our merchant hotel business that continues to grow very nicely. We see no reason why that should slow down in the future. And so I think for us, we would say just look at the historic trend for a prediction of what’s going to happen in the future.

Unidentified Participant

(inaudible - microphone inaccessible)

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Mark Okerstrom - Expedia, Inc. - CFO & EVP Operations

So trivago has got a product called Express Booking, which is their version of TripAdvisor’s Instant Book and they’ve take an entirely different approach. It’s a very branded experience. In fact, if you — right now it’s live, on I think 90% of the traffic in Germany, about 50% of app traffic. I think it will start to roll out in English-speaking markets next year.

But if you look at the way they’ve done that product, it’s essentially a booking widget that pops up in front of the actual OTAs website. And it’s open to the user to click into the website or to do the assisted booking path themselves. So, trivago has always been very clear that they want to be the independent place to go search for a hotel and find the best hotel at the very best price, and they are not in the business of actually trying to be an OTA. And so they’ve drawn a very clear line and that’s going to be the case going forward as they roll this out.

Your question on loyalty, and really what are the trade-offs between that and variable marketing spend, I think it is a real trade off. We’re pretty excited about the loyalty program. Hotels.com, particularly I think they got 20 million users and members of their loyalty program. It’s a big driver of the business. The program is basically stay 10 nights get 1 free and the one you get free is the average of what you spent on the 10 and you don’t have to stay at a Marriott or a Starwood, if that’s where you stayed, and you stay wherever you want. So, it’s an incredibly powerful program.

What we find with the program and one of the reasons why we really like it is that if you look pre and post when a consumer actually signs up for the program, we see a really significant lift in the amount of spend that they do on Hotels.com platform and then importantly they come back to Hotels.com not through big expensive marketing channels, they come back through the app or they come back directly in response to an e-mail campaign. So it creates this wonderful sort of walled garden of activity, and so the trade-off there is of course the more people you can get into your walled garden, the less you’re going to spend on variable marketing. And we definitely do look at it as a marketing investment internally, even though it’s counted as a contra-revenue on our financial results.

Unidentified Participant

(inaudible - microphone inaccessible)

Mark Okerstrom - Expedia, Inc. - CFO & EVP Operations

So question is whether we’re going to use the balance sheet more aggressively in the future than we have in the past. I think we’ve always been pretty conservative on the balance sheet, at least as it relates to the amount of debt we take on. I’d say, look at our past as an indicator of what we’re going to do in the future. So, no significant change.

Mark Mahaney - RBC Capital - Head of Internet Research

Mark Okerstrom from Expedia, thank you very much.

Mark Okerstrom - Expedia, Inc. - CFO & EVP Operations

Great. Thank you.

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Additional Information and Where to Find It

The exchange offer referenced in this communication has not yet commenced. This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares, nor is it a substitute for any offer materials that Expedia, Inc. (“Expedia”) and its acquisition subsidiary will file with the U.S. Securities and Exchange Commission (“SEC”). At the time the exchange offer is commenced, Expedia and its acquisition subsidiary will file a tender offer statement on Schedule TO, Expedia will file a registration statement on Form S-4, and HomeAway will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the exchange offer. THE EXCHANGE OFFER MATERIALS (INCLUDING AN OFFER TO EXCHANGE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER EXCHANGE OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT WILL CONTAIN IMPORTANT INFORMATION. HOMEAWAY STOCKHOLDERS ARE URGED TO READ THESE DOCUMENTS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT HOLDERS OF HOMEAWAY SECURITIES SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING EXCHANGING THEIR SECURITIES. The Offer to Exchange, the related Letter of Transmittal and certain other exchange offer documents, as well as the Solicitation/Recommendation Statement, will be made available to all holders of HomeAway stock at no expense to them. The exchange offer materials and the Solicitation/Recommendation Statement will be made available for free at the SEC’s website at www.sec.gov. Additional copies may be obtained for free by contacting Expedia’s Investor Relations department at (425) 679-3759.

In addition to the Offer to Exchange, the related Letter of Transmittal and certain other exchange offer documents, as well as the Solicitation/Recommendation Statement, Expedia and HomeAway file annual, quarterly and current reports and other information with the SEC. You may read and copy any reports or other information filed by Expedia and HomeAway at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Expedia and HomeAway’s filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at http://www.sec.gov.

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